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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
           Under (Rule 13d-101) of the Securities Exchange Act of 1934
                                (Amendment No. 6)

               BULL & BEAR U. S. GOVERNMENT SECURITIES FUND, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    12017N105
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 9, 1998
             (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                               (page 1 of 8 Pages)
                         (continued on following pages)
                              ( 1 Exhibit Attached)

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                                 SCHEDULE 13D

CUSIP NO.  12017N105                                      Page 1 of 8 Pages

1          NAME OF REPORTING PERSON
           S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS
           KARPUS MANAGEMENT, INC. d/b/a KARPUS INVESTMENT MANAGEMENT IDENTIFICATION NO.: 16-1290558

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]

                                                                      (b) [X]

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           AF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

                     7          SOLE VOTING POWER
                                115,850 Shares
  NUMBER OF SHARES
   BENEFICIALLY      8          SHARED VOTING POWER
  OWNED BY EACH
    REPORTING        9          SOLE DISPOSITIVE POWER
   PERSON WITH                  115,850 Shares

                     10         SHARED DISPOSITIVE POWER

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           115,850 Shares

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
           CERTAIN SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.82%

14         TYPE OF REPORTING PERSON*
           IA

                                                                      2 of 7

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1            Security and Issuer
                  Common Stock
                  Bull & Bear U.S. Government Securities Fund, Inc. ("BBG")
                  11 Hangover Square
                  New York, New York   10005
ITEM 2            Identity and Background
                  a) Karpus Management, Inc. d/b/a Karpus Investment Management
                      ("KIM")
                      George W. Karpus, President, Director, & controlling stockholder

                      JoAnn VanDegriff, Vice President and Director
                      Sophie Karpus, Director
                  b) 14 Tobey Village Office Park
                     Pittsford, New York  14534
                  c) Principal business and occupation - Investment
                     Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e., fixed income investments).
                  d) None of George W. Karpus, JoAnn VanDegriff or
                     Sophie Karpus ( the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
                  e) During the last five years none of the principals or
                     KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  f) Each of the Principals is a United States
                     citizen. KIM is a New York State corporation.
ITEM 3            Source and Amount of Funds or Other Considerations.
                  KIM, an independent investment advisor, has accumulated shares of BBG on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.
ITEM 4            Purpose of  Transaction
                  The management of BBG has continuously stalled and evaded attempts by KIM to obtain a current list of shareholders. As a shareholder of over 5% of the outstanding shares and having held theses shares in excess of a six month period, KIM is entitled to inspect and copy BBG's stock ledger under Maryland General Corporation Law Section 2-1513 (a) (1). On February 19, 1998 KIM filed an action in the Circuit Court of Baltimore City to compel production of such list.
                  Also on February 19, 1998, BBG filed an action against KIM in the United States District Court, Southern District, alleging certain violations of the Securities Exchange Act of 1934, as amended,

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                  and requesting a declaratory judgment that KIM is not entitled to the shareholder list. KIM has made a motion to dismiss this action and continues to assert its rights under Maryland law. KIM intends to explore all available alternatives to assert its rights as a shareholder of BBG and to cause management of BBG to act in the interests of BBG's shareholders.
                  KIM has also requested an accounting of the costs of mailing of proxy materials from BBG in anticipation that BBG had overcharged KIM in this process. Once again, despite repeated attempts , BBG has not furnished or allowed access to records to which KIM is legally entitled.
                  On April 2, 1998 KIM issued a formal proposal to be included in any and all proxy materials that will be distributed by the Fund. This proposal nominates Donald R. Chambers Ph.D. as the KIM candidate for the Board of Directors to be elected at the annual meeting. (Reefer to attached Exhibit 1 )
                  KIM reserves the right to further acquire or dispose of Shares for its Accounts. KIM will from time to time purchase or sell shares depending on the needs of the Accounts. Liquidity needs, additions to Accounts, or realignment of risk level are all factors to be considered in transactions of Shares.
                  None of the Principals presently intends to acquire Shares directly.
 ITEM 5           Interest in Securities of the Issuer
                      a)  As of the date of this Report, KIM owns 115,850
                          Shares which represents 15.82% of the outstanding Shares. None of the Principals owns any other
                          Shares.
                      b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
                      c) Open market  purchases  and sales since  November  25,
                         1997 for the Accounts

                        Price Per                                 Price Per
Date         Shares     Share              Date       Shares      Share
11/25/97       -850      12.875          12/18/97      -3,400    12.8125
11/25/97    -12,500          13          12/19/97      -2,900     12.875
11/26/97      -3250       12.75          12/22/97      -4,000         13
 12/3/97        500      12.875          12/31/97         500      12.75
 12/4/97        200      12.875          12/31/97        -200         13
 12/8/97     -1,000          13            1/5/98       1,600    12.9375
 12/9/97      2,500     12.8125            1/7/98      -3,000      13.25
 12/9/97      2,800       12.75            2/4/98       1,500     13.625
12/12/97     -1,000          13            2/5/98       1,900       13.5
12/16/97       -500      13.125            2/6/98         300     13.625
12/17/97      2,000     13.1875            2/9/98         200     13.625
12/17/97     -4,550     13.1875           2/10/98         500     13.625
                                           4/1/98       1,300    13.3125
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                  The open market purchase of 4/1/98 was entered on
                  December 16, 1997 and executed at a price of $13.3125. 1.)There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.
                  2.)The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
                  Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BBG securities.

ITEM 7            Materials to be Filed as Exhibits
                  Yes, 1 exhibit attached

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Karpus Management, Inc.


April 9, 1998                           By: /s/ George W. Karpus Pres
-------------                               ---------------------------
     Date                                              Signature

                                               George W. Karpus, President
                                               ---------------------------
                                                     Name / Title



                                    Exhibit 1
April 2, 1998

Mr. Thomas B. Winmill, Co-President
Bull & Bear U.S. Government Securities Fund, Inc.
11 Hanover Square
New York, New York   10005

Re:  Proposal for Bull & Bear U.S. Government Securities Fund, Inc.

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Dear Mr. Winmill:

Karpus Management, Inc. d/b/a Karpus Investment Management (KIM), is the beneficial owner of 21,000 shares of the Bull & Bear U.S. Government Securities Fund, Inc. (the Fund). We have been the beneficial owner of the shares valued of more than $1,000 for more than one year and expect to continue ownership through the date of the Fund's next annual meeting. KIM's first purchase of shares began on December 3, 1996. All such purchases have been made in the open market.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, we (KIM) are hereby submitting the following proposal and supporting statement for inclusion in proxy material at the next meeting of shareholders.

                                    PROPOSAL


          Karpus Investment Management (KIM) nominates Donald R. Chambers, Ph.D. in Finance, as its candidate-elect to the Board of Directors.

                              SUPPORTING STATEMENT

          KIM is proposing the election of Donald R. Chambers, Ph.D. because shareholders of Fund are entitled to an independent Director without the inherent conflicts of interests plaguing many of the present Board members.

          Poor performance and outrageous expenses can not longer be tolerated. The questions many are asking:

         a. Why are they receiving such sub-par investment results?
         b. Why, for the six month period ending December 31, 1997, were the expenses $245,504 as compared to $239,566 for the FULL fiscal year ending June 30, 1997?

         The six month expenses ending December 31, 1997 represents 3.39% of the net asset value of the Fund. Furthermore, more than 50% of the interest income for this time period was dedicated to costs.

         Dr. Chambers, as a member of the Board, will effectively monitor the expenses within the Fund and initiate the necessary steps to reduce operating costs.

         According to Dow Jones News Service, Lipper Analytic Services, Inc. has identified BBG as one of the worst performing bond funds in its investment category in 1997. Since BBG was converted to a closed end investment company effective October 4, 1996, its price has fallen form $14 3/4 to $13 1/2 on April 1, 1998. This decline of 8.05% during a strong bull market supports our belief that converting BBG to a closed

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end investment company has hurt the stockholders of BBG. The annualized return for this time period was -5.52%. If a shareholder had reinvested dividends in the Fund they would have received a annualized return of 1.29% for the time period.

         In further analyzing the Fund, the net asset value has continued to erode during in the first quarter of 1998 with a total return for the quarter of 0.60%. The Lehman Aggregate Index (an appropriate benchmark to measure performance), meanwhile, had a total return of 1.56%. This comparison is a clear indication of the Fund's poor performance.

         KIM believes that this inferior return should no longer be acceptable to shareholders. Since management has refused to address the poor performance, KIM recommends changes to benefit the shareholders

         KIM contends that management of the Fund has consistently made poor decisions on behalf of shareholders and that change of direction is necessary to set the Fund back on a proper investment course.

          KIM believes that Donald R. Chambers, Ph.D. will provide the insight and unbiased professionalism that will benefit shareholders by taking viable steps to manage the discount at which the Fund has historically traded. The nomination of Donald R. Chambers will assure independent and knowledgeable representation with the best interests of the shareholders as his primary concern.

A vote for Donald R. Chambers, Ph.D., the KIM candidate, will be a vote for representing shareholder interest.

                                 END OF PROPOSAL

The following biography of Donald R. Chambers should also be included in all proxy materials.



Donald R. Chambers, Ph.D., Finance


         DONALD R. CHAMBERS, Ph.D. in Finance, 42, has been the Walter E. Hanson/KPMG Peat Marwick Professor of Finance, Department of Economics and Business at Lafayette College, Easton, Pennsylvania, for the past five years. His Ph.D. is from the University of North Carolina at Chapel Hill, North Carolina.

         A senior portfolio strategist and consultant, Dr. Chambers serves as a consultant to the industry and government, having advised the Consumers Advocate's Office of the Commonwealth of Pennsylvania, AT&T, Allstate, Bank of New York, Chase Manhattan Bank and other major corporations.

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         Among his publishing credits are The Journal of Financial Economics,
The Journal of Cash Management, The Journal of Finance, The Journal of Futures Markets, The Journal of Financial and Quantitative Analysis and Financial Management. He is the author of the corporate finance textbook with Harper Collins entitled Modern Corporate Finance, Theory and Practice.

         Dr. Chambers' address is 3325 Abbey Court, Bethlehem, Pennsylvania
18017

This notice serves as our official proposal which should be included in any filings that Bull & Bear U.S. Government Securities Fund, Inc. submits to the Securities and Exchange Commission, along with being included in any proxy materials.

Sincerely,

/s/ George W. Karpus

George W. Karpus
President

cc:      James Curtis, S.E.C. Division of Enforcement

         Thomas Price, AMEX Corporate Relations